Somkiat Sirichatchai
Executive Vice President

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

04046973

12g3-2(b) File No.82-4922

Ref No. CN. 753/2004

December 15, 2004

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549
U.S.A.

RECD S.E.C.
DEC 1 6 2004
1086

SUPPL

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

Somkiat Sirichatchai

PROCESSED
JAN 04 2005
THOMSON
FINANCIAL

CB038-1-04

KASIKORNBANK PCL
supports efforts to
protect the environment.
This letter is printed on recycled paper.

dlw 1/3

KASIKORNBANK PCL
1 Soi Kasikornthai, Ratburana Road,
Bangkok 10140, Thailand.

Tel. +66 2470 1122, +66 2470 1199
Fax. +66 2470 3499
www.kasikornbank.com Registration No.PCL 105

ธนาคารกสิกรไทย
KASIKORNBANK 開泰銀行

Prasarn Trairatvorakul
President

At CN 742/2004

15 December 2004

Attn: The President

The Stock Exchange of Thailand

Re: Notification of the purchase and acceptance of transfer of shares in Asset Plus Securities Public Company Limited from Asia Plus Securities Public Company Limited

The Extraordinary Meeting of Shareholders No. 1/2547 of KASIKORNBANK Public Company Limited (the "Bank") has resolved to grant approval for the Bank to purchase 59,944,692 shares with a par value of Baht 5 each (the "Shares") in Asset Plus Securities Public Company Limited ("ASSET"), accounting for approximately 99.91 per cent of its total shares sold, from Asia Plus Securities Public Company Limited ("ASP") at the price calculated by the following formula: Baht 550 million plus outstanding Cash less Liabilities of ASSET as of the Completion Date of the share purchase and sale.

The Bank has duly completed the purchase and acceptance of transfer of 59,994,4692 shares with a par value of Baht 5 each in ASSET, accounting for approximately 99.91 percent of its total shares sold, from ASP on 15 December 2004 at the price calculated by using the following formula: Baht 550 million plus outstanding Cash of ASSET as of the Completion Date of the share purchase and sale in a total amount of Baht 763,462,691.75 (Seven Hundred Sixty Three Million Four Hundred Sixty Two Thousand Six Hundred Ninety One Baht and Seventy Five Satang), less Liabilities of ASSET as of the Completion Date of the share purchase and sale in a total amount of Baht 3,642,459.03 (Three Million Six Hundred Forty Two Thousand Four Hundred Fifty Nine Baht and Three Satang). According to this formula, the share purchase price is 1,309,820,232.72 (One Thousand Three Hundred and Nine Million Eight Hundred Twenty Thousand Two Hundred and Thirty Two Baht and Seventy Two Satang). This figure of share purchase price may be adjusted by the Bank and ASP, subject to the result of the verification of amounts of Cash and Liabilities of ASSET as of the Completion Date of the share purchase and sale which will be conducted within 14

KASIKORNBANK PCL
1 Soi Kasikornthai, Ratburana Road,
Bangkok 10140, Thailand.

Tel. +66 2222 0000
Fax. +66 2470 2749
www.kasikornbank.com Registration No.PCL 105

days from such Completion Date. Should there be any adjustment of the share purchase price, the Bank will make a notification in due course.

Therefore, as of 15 December 2004, ASSET is one of the subsidiaries of the Bank. At present, the Bank has an investment in ASSET in a total amount of 1,309,820,232.72 (One Thousand Three Hundred and Nine Million Eight Hundred Twenty Thousand Two Hundred and Thirty Two Baht and Seventy Two Satang). This amount of investment may also be adjusted, subject to the result of the verification of amounts of Cash and Liabilities of ASSET as of the Completion Date of the share purchase and sale as stated above.

Please be informed and disclose to the investors accordingly.

Yours sincerely,

KASIKORNBANK Public Company Limited

Executive Secretary and Shareholders Registration Division
Corporate Communications and Administration Department
Tel. 0 2470 2679